B. Riley Securities, Inc.

299 Park Avenue

New York, NY 10171

September 9, 2020

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Software Acquisition Group Inc. II Registration Statement on Form S-1 (File No. 333-248214)

Dear Ladies and Gentlemen:

On September 8, 2020, the undersigned, for itself and the several underwriters, joined in the request of Software Acquisition Group Inc. II (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 4:00 p.m., Eastern Standard Time, on September 10, 2020, or as soon thereafter as practicable.

The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

[Signature page follows]

Very truly yours,

B. Riley Securities, Inc., As Representative of the Several Underwriters

By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking